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August 2, 2010

Via United States Mail

Mr. Joseph McCann Staff Attorney United States Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

RE:	Review of Xilinx, Inc. Form 10-K for the Fiscal Year Ended April 3, 2010, filed June 1, 2010; File No. 000-18548

Dear Mr. McCann:

Thank you for speaking with me this afternoon regarding the referenced inquiry.  I write to confirm that the United States Securities and Exchange Commission (“SEC”) has granted to Xilinx an extension until August 26, 2010, to respond to the SEC’s letter request for information dated July 29, 2010.

Thank you for your consideration.

Very truly yours, /s/ Joseph M. Yaffe Joseph M. Yaffe

cc:	Jon A. Olson, Senior Vice President, Finance and Chief Financial Officer, Xilinx, Inc. Elizabeth O'Callahan, Director, Corporate Legal Affairs, Xilinx, Inc.